                                 March 30, 2007


VIA EDGAR
---------

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F. St., NE
Washington, DC 20549

         Re:      BV FINANCIAL, INC.
                  FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2006
                  FILED SEPTEMBER 28, 2006
                  FILE NO. 000-51014
                  ------------------

Dear Mr. Cline:

         On behalf of our client, BV Financial, Inc. (the "Company"), we are responding to the comment received from your office by letter dated March 7, 2007 to our response letter, dated February 26, 2007. To aid in your review, we have repeated the Staff's comment followed by the Company's response and indicated where the document has been revised in response to such comment.

FORM 10-K/A
-----------

COMMENT NO. 1

         WE HAVE REVIEWED YOUR RESPONSE AND YOUR AMENDMENT TO YOUR FORM 10-KSB FILED FEBRUARY 26, 2007. YOU HAVE RESTATED YOUR EARNINGS PER SHARE PRESENTATION DUE TO AN ERROR IN THE APPLICATION OF SFAS 128. PLEASE REVISE YOUR FILING TO LABEL YOUR FINANCIAL STATEMENTS AS RESTATED, PROVIDE A TABULAR DISCLOSURE SHOWING THE EFFECTS OF THE RESTATEMENTS AND PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 26 OF SFAS 154. PLEASE REVISE ALL QUARTERLY EARNINGS PER SHARE DATA PREVIOUSLY FILED IN YOUR SUBSEQUENT FORM 10-QSBS AS NECESSARY. ADDITIONALLY, PLEASE HAVE YOUR AUDITORS REVISE THEIR AUDIT OPINION TO INCLUDE AN EMPHASIS OF MATTER PARAGRAPH RELATED TO THEIR RESTATEMENT DISCLOSURES.

RESPONSE TO COMMENT NO. 1

         The requested change has been made to pages F-1, F-3 and F-10 on the Form 10-K/A for the year ended June 30, 2006, a copy of which is being filed via Edgar with the Securities and Exchange Commission today. Please note that there were no errors in the application of SFAS

Mr. Paul Cline
March 30, 2007
Page 2


128 regarding earnings per share presentation for any Form 10-QSB that was filed subsequent to the filing of the Form 10-KSB for the year ended June 30, 2006. Accordingly, no amendments to such documents have been filed.

        Please also be advised that the Company acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

        If you have any questions about our responses or require any additional information, please do not hesitate to contact me at (202) 686-4930.

                                          Very truly yours,

                                          MULDOON MURPHY & AGUGGIA LLP

                                          /s/ Scott A. Brown

                                          Scott A. Brown


cc: Rebekah Blakeley Moore, Securities and Exchange Commission Edmund T. Leonard, BV Financial, Inc.
         Paul M. Aguggia, Esq., Muldoon Murphy & Aguggia LLP